                                                Filed pursuant to Rule 424(b)(5)
                                                Registration Number 333-21905


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH 26, 1997)

                                 351,185 SHARES

                                [CRESCENT LOGO]

                                 COMMON SHARES

                         ------------------------------

     Crescent Real Estate Equities Company (collectively with its subsidiaries, the "Company") is a fully integrated real estate company operated as a real estate investment trust for federal income tax purposes (a "REIT"). The Company offers hereby 351,185 common shares of beneficial interest (the "Common Shares") to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"). The Common Shares offered hereby are being sold by the Company to the Underwriter at a price of $28.475 per share. The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "CEI." On July 22, 1997, the last reported sale price of the Common Shares on the NYSE was $32 5/8 per share. It is expected that delivery of the Common Shares offered hereby will be made in New York, New York, on or about July 25, 1997.

     SEE "RISK FACTORS" AT PAGE 2 IN THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMPANY.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

            The date of this Prospectus Supplement is July 23, 1997.

                            ------------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING TRANSACTIONS, THE PURCHASE OF COMMON SHARES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     Capitalized terms used herein and not otherwise defined are as defined in the Glossary appearing elsewhere in this Prospectus Supplement.

     On December 31, 1996, Crescent Real Estate Equities Company, a Texas real estate investment trust ("Crescent Equities"), became the successor to Crescent Real Estate Equities, Inc., a Maryland corporation (the "Predecessor Corporation"), through the merger of the Predecessor Corporation and CRE Limited Partner, Inc., a subsidiary of the Predecessor Corporation, into Crescent Equities. The term "Company" includes, unless the context otherwise requires, Crescent Equities, the Predecessor Corporation, Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), and the other subsidiaries of Crescent Equities.

                                  THE COMPANY

     The Company is a fully integrated real estate company, operated as a REIT, which owns a portfolio of Properties that includes 72 Office Properties with an aggregate of approximately 21.0 million net rentable square feet, four full-service Hotel Properties with a total of 1,471 rooms and two destination health and fitness resort Hotel Properties that can accommodate up to 442 guests daily, the Magellan Facilities, six Retail Properties with an aggregate of approximately .6 million net rentable square feet and the Residential Development Property Mortgages and non-voting common stock in the three Residential Development Corporations. The Office Properties and the Retail Properties are located primarily in 19 metropolitan submarkets in Texas and Colorado.

     The Company owns its assets and carries on its operations and other activities, including providing management, leasing and development services for certain of its Properties, through the Operating Partnership and its other subsidiaries. The Company also has an economic interest in the development activities of the Residential Development Corporations. The structure of the Company is designed to facilitate and maintain its qualification as a REIT and to permit persons contributing Properties (or interests therein) to the Company to defer some or all of the tax liability that they otherwise might incur.

     As of July 22, 1997, 97,040,142 Common Shares and 6,631,731 Units were outstanding.

     The Company's executive offices are located at 777 Main Street, Suite 2100, Fort Worth, Texas 76102, and its telephone number is (817) 877-0477.

PENDING INVESTMENTS

     On June 12, 1997, the Company and Morgan Stanley Real Estate Fund II, L.P. ("MSREF"), entered into a definitive agreement to acquire The Woodlands Corporation, a subsidiary of Mitchell Energy Corporation, in a transaction valued at approximately $543 million. The Woodlands Corporation is the principal owner, developer and operator of The Woodlands, an approximately 27,000-acre, master-planned residential and commercial community located 27 miles north of downtown Houston. The Woodlands, which is approximately 50% developed, includes a shopping mall, retail centers, office buildings, a hospital, club facilities, a community college, a performance pavilion and numerous other amenities. The Company currently owns, through partnerships and joint ventures with The Woodlands Corporation, approximately 1.2 million square feet of Office and Retail Properties in The Woodlands.

     It is anticipated that the Company and MSREF will acquire the assets currently owned by The Woodlands Corporation through certain joint venture or partnership arrangements. The Company expects to own, directly or indirectly, an approximately 35% to 50% interest in these joint venture or partnership arrangements. The principal assets and operating segments of The Woodlands Corporation include a 364-room executive conference center, a private golf and tennis club serving approximately 1,600 members and offering 81 holes of golf, approximately 6,400 acres of land that will support development of more than 20,000 lots for single-family homes, and approximately 2,900 acres of land that will support commercial development of more than 25 million square feet of office, multi-family, industrial, retail and lodging properties.

SPIN-OFF

     In April 1997, the Company established a new Delaware corporation, Crescent Operating, Inc. ("Crescent Operating"), to become a lessee and operator of various assets and to perform an agreement (the "Intercompany Agreement") between Crescent Operating and the Operating Partnership, pursuant to which each has agreed to provide the other with rights to participate in certain transactions. Crescent Operating's certificate of incorporation, as amended and restated, generally prohibits Crescent Operating, for so long as the Intercompany Agreement remains in effect, from engaging in activities or making investments that a REIT could make, unless the Operating Partnership was first given the opportunity but elected not to pursue such activities or investments. The Company's Current Report on Form 8-K, dated January 29, 1997, as amended on July 2, 1997, contains a more detailed description of the Intercompany Agreement, the management of Crescent Operating and the interests of the management of the Company and Crescent Operating and certain other persons in the spin-off and in the completed investments described herein.

     In connection with the formation and capitalization of Crescent Operating, the Company provided or made available to Crescent Operating approximately $14.1 million in the form of cash contributions and $35.9 million in loans to be used by Crescent Operating to acquire certain assets described below. The Company also made available to Crescent Operating a line of credit in the amount of $20.4 million to be used by Crescent Operating to fulfill certain ongoing obligations associated with these assets.

     On June 12, 1997, the distribution through a spin-off of all of the outstanding common stock of Crescent Operating became effective. The distribution was made to those persons who were limited partners of the Operating Partnership or shareholders of Crescent Equities on May 30, 1997, on the basis of one share of common stock of Crescent Operating for every five Units in the Operating Partnership held on that date and one share of common stock of Crescent Operating for every ten Common Shares of Crescent Equities held on that date. The mailing of the shares and account statements representing the ownership of common stock of Crescent Operating occurred on June 26, 1997.

     The distribution of Crescent Operating common stock was designed to provide the shareholders of Crescent Equities and the limited partners of the Operating Partnership who retain both their interest in Crescent Equities or the Operating Partnership and their interest in Crescent Operating with the ability to benefit from both the real estate operations of Crescent Equities and the business operations of Crescent Operating.

     As a result of the spin-off of Crescent Operating, Crescent Operating became a public company. The shares of Crescent Operating were accepted for quotation on the OTC Bulletin Board and began trading on a when-issued basis on June 13, 1997.

COMPLETED INVESTMENTS

     The following briefly describes the Company's Property acquisitions since the April 1997 Offering.

     Carter-Crowley Portfolio. On February 10, 1997, the Company entered into a contract to acquire, for approximately $383.3 million, substantially all of the assets (the "Carter-Crowley Portfolio") of Carter-Crowley Properties, Inc. ("Carter-Crowley"), an unaffiliated company controlled by the family of Donald
J. Carter. At the time the contract was executed, the Carter-Crowley Portfolio included 14 office properties (the "Carter-Crowley Office Portfolio"), with an aggregate of approximately 3.0 million net rentable square feet, approximately 1,216 acres of commercially zoned, undeveloped land located in the Dallas/Fort Worth metropolitan area, two multifamily residential properties located in the Dallas/Fort Worth metropolitan area, marketable securities, an approximately 12% limited partner interest in the limited partnership that owns the Dallas Mavericks NBA basketball franchise, secured and unsecured promissory notes, certain direct non-operating working interests in various oil and gas wells, an approximately 35% limited partner interest in two oil and gas limited partnerships and certain other assets (including operating businesses). Pursuant to an agreement between Carter-Crowley and the Company, Carter-Crowley liquidated approximately $51.0 million of such assets originally included in the Carter-Crowley Portfolio, consisting primarily of the marketable securities and the oil and gas investments, resulting in a reduction in the total purchase price by a corresponding amount to approximately $332.3 million. On May 9, 1997, prior to the spin-off, the Company and Crescent Operating acquired the Carter-Crowley Portfolio.

     The Company acquired certain assets from the Carter-Crowley Portfolio, with an aggregate purchase price of approximately $306.3 million, consisting primarily of the Carter-Crowley Office Portfolio, the two multifamily residential properties, the approximately 1,216 acres of undeveloped land and the secured and unsecured promissory notes relating primarily to the Dallas Mavericks. In addition to the promissory notes relating to the Dallas Mavericks, the Company obtained the rights from the holders of the majority interest in the Dallas Mavericks to a contingent $10.0 million payment if a new arena is built within a 75-mile radius of Dallas.

     The remainder of the Carter-Crowley Portfolio was purchased by Crescent Operating utilizing cash contributions and loan proceeds that were provided to Crescent Operating by the Company. These assets, with an allocated cost of approximately $26.0 million, consisted primarily of the approximately 12% limited partner interest in the limited partnership that owns the Dallas Mavericks, an approximately 1% interest in a private venture capital fund and a 100% interest in a construction equipment sale, leasing and services company.

     As of June 11, 1997, Crescent Operating sold, for approximately $12.55 million, the limited partner interest in the partnership that owns the Dallas Mavericks to DBL Holdings, Inc., a newly formed corporation wholly owned by the Operating Partnership. In connection with the formation of DBL Holdings, Inc., the Operating Partnership acquired all of the voting and non-voting common stock of DBL Holdings, Inc. for an aggregate purchase price of approximately $2.5 million. In addition, the Operating Partnership loaned DBL Holdings, Inc. approximately $10.1 million. DBL Holdings, Inc. used these funds, together with the Operating Partnership's equity contribution, to acquire the interest in the partnership that owned the interest in the Dallas Mavericks. Crescent Operating used the proceeds of the sale of the interest (i) to pay all accrued interest under the loan from the Operating Partnership, in the amount of approximately $.2 million, (ii) to make a payment of principal under the loan from the Operating Partnership of approximately $9.9 million, and (iii) to pay a dividend to its sole stockholder, the Operating Partnership, of approximately $2.4 million.

     On June 27, 1997, the Operating Partnership sold (at its aggregate original cost of $126,000) one-half of the voting capital stock of DBL Holdings, Inc. to each of Gerald W. Haddock, the President and Chief Executive Officer of Crescent Equities and Crescent Operating, and John C. Goff, the Vice Chairman of Crescent Equities and Crescent Operating. The Operating Partnership retained ownership of all of the non-voting capital stock of DBL Holdings, Inc., which represents 95% of the outstanding equity of that corporation.

     The Company has allocated approximately $196.2 million (approximately $65.40 per square foot) of the purchase price of the Carter-Crowley Portfolio to the Carter-Crowley Office Portfolio. The Carter-Crowley Office Portfolio contains an aggregate of approximately 3.0 million net rentable square feet in seven suburban Dallas submarkets. The buildings, which were constructed principally between 1980 and 1986, range in size from approximately 40,000 to approximately 634,000 net rentable square feet and, as of December 31, 1996, were 91% leased. The acquisition of the Carter-Crowley Office Portfolio increased the Company's ownership of office space in the Dallas market to more than 8.7 million net rentable square feet and to 13% of the Class A office space in the Dallas market. The weighted average full-service rental rates for the Carter-Crowley Office Portfolio were $12.18 per leased square foot, compared to a weighted average quoted market rental rate for the submarkets in which the Carter-Crowley Office Portfolio is located of $18.63 per square foot as of December 31, 1996. The Carter-Crowley Office Portfolio has a weighted average remaining lease term of 3.75 years. Major tenants include CompUSA, Inc., Aetna Life Insurance Company, United States Data Corporation and Northern Telecom Inc.

     Magellan Transaction. On January 29, 1997, the Company entered into an agreement with Magellan Health Services, Inc. ("Magellan") to acquire substantially all of the real estate assets of Magellan's domestic hospital provider business as then owned and operated by a wholly owned subsidiary of Magellan. The Magellan transaction involves various components, certain of which relate to the Company and certain of which relate to Crescent Operating. Closing of the transactions occurred on June 17, 1997.

     The total purchase price for the assets acquired in the Magellan transaction was approximately $417.2 million. Of this amount, the Company paid approximately $387.2 million for the acquisition of the approximately 90 behavioral healthcare facilities constituting the Magellan Facilities and $12.5 million for the acquisition of certain warrants to purchase shares of common stock of Magellan, and Crescent Operating paid $5.0 million for its interest in CBHS, a Delaware limited liability company, and $12.5 million for the acquisition of certain warrants to purchase shares of common stock of Magellan. CBHS is owned 50% by Crescent Operating and 50% by a wholly owned subsidiary of Magellan, subject to potential dilution of each by up to 5% in connection with future incentive compensation of management of CBHS.

     The principal component of the transaction is the Company's acquisition of the Magellan Facilities, which are leased to CBHS, and the subsidiaries of CBHS, under a triple-net lease. The lease requires the payment of annual minimum rent in the amount of $41.7 million, increasing in each subsequent year during the 12-year term at a 5% compounded annual rate. The lease provides for four, five-year renewal options. All maintenance and capital improvement costs will be the responsibility of CBHS during the term of the lease. In addition, CBHS will pay annually an additional $20 million under the lease, at least $10 million of which must be used, as directed by CBHS, for capital expenditures each year and up to $10 million of which may be used, if requested by CBHS, to cover capital expenditures, property taxes, insurance premiums and franchise fees. CBHS's failure to pay the additional $20 million is not a default under the lease unless the Company has expended funds for capital expenditures, property taxes, insurance premiums or franchise fees. In connection with the Magellan transaction, the Company also acquired warrants to purchase 1,283,311 shares of common stock of Magellan, at an exercise price of $30.00 per share, with such warrants exercisable, in increments, during the period from June 17, 1998 through June 17, 2009.

     In connection with the closing of the Magellan transaction, Crescent Operating acquired its interest in CBHS and certain warrants to purchase shares of common stock of Magellan in exchange for an initial payment of $17.5 million, with an additional $2.5 million paid to CBHS within five days following the closing. Magellan, through its wholly owned subsidiary, acquired its interest in CBHS in exchange for the contribution of certain assets, with an additional $2.5 million paid to CBHS in cash at the closing. In addition, each of Crescent Operating and Magellan, through its wholly owned subsidiary, agreed to lend to CBHS, upon request by Magellan during the five years following the closing, up to an aggregate of $17.5 million. The Company has guaranteed this loan obligation of Crescent Operating, and Magellan also has agreed to provide funding to its wholly owned subsidiary if required for the subsidiary to meet its loan obligation. Any such loans to CBHS will bear interest at the rate of 10% per annum and have a term of five years.

     CBHS, as lessee of the Magellan Facilities, will be responsible for operating the Magellan Facilities. CBHS will obtain assistance in its role as operator of the Magellan Facilities through a franchise arrangement with an initial term of 12 years (subject to four, five-year renewal options) entered into between CBHS (and its subsidiaries), as franchisees, and Magellan and a wholly owned subsidiary of Magellan (collectively, the "Franchisor"), as franchisor. Pursuant to the franchise arrangement, the Franchisor will provide to CBHS and its subsidiaries certain services necessary or desirable for the operation of the business to be conducted at the Magellan Facilities (including the provision of policies, procedures and protocols for operation of the Magellan Facilities and of a toll-free patient referral number) in exchange for an annual franchise fee of $78.3 million plus the greater of annual cost-of-living adjustments or a percentage of CBHS's gross revenues, as defined in the franchise agreement. The payment by CBHS to the Franchisor of the annual franchise fee will be subordinated to the payment by CBHS to the Company of annual minimum rent. In addition, the Franchisor will not have the right to terminate the franchise agreement due to the nonpayment of the franchise fee as a result of the subordination of the franchise fee to the annual minimum rent. In connection with the Magellan transaction, Crescent Operating also acquired warrants to purchase 1,283,311 shares of common stock of Magellan. These warrants have the same terms as the warrants purchased by the Company from Magellan. In addition, Crescent Operating issued to Magellan warrants to purchase up to 282,508 shares of its common stock outstanding (representing approximately 2.5% of its then-outstanding common stock plus the warrant shares), with such warrants exercisable only in the same proportion as the Company and Crescent Operating, in the aggregate, exercise their warrants to purchase common stock of Magellan.

FINANCING ACTIVITIES

     The Company obtained a $350 million credit facility (the "Credit Facility") in June 1997 to enhance the Company's financial flexibility in making new real estate investments. Advances under the Credit Facility bear interest at the Eurodollar rate plus 138 basis points. The Credit Facility is unsecured and expires in June 2000. The Credit Facility requires the Company to maintain compliance with a number of customary financial and other covenants on an ongoing basis, including leverage ratios based on book value and debt service coverage ratios, limitations on additional secured and total indebtedness and distributions and a minimum net worth requirement.

                                USE OF PROCEEDS

     The Company intends to use the proceeds of the Offering (expected to be approximately $10 million) to reduce amounts outstanding under the Credit Facility. Advances under the Credit Facility bear interest at the Eurodollar rate plus 138 basis points. The Credit Facility is unsecured and expires in June 2000.

                                   MANAGEMENT

     Set forth below is information with respect to the eight trust managers, all of whom joined the Company as directors in 1994 (except Melvin Zuckerman who became a trust manager in 1996) and the executive officers.

                                           TERM
                  NAME                    EXPIRES   AGE                            POSITION
                  ----                    -------   ---                            --------
Richard E. Rainwater....................  1997      53    Chairman of the Board of Trust Managers of the Company
John C. Goff............................  1999      41    Vice Chairman of the Board of Trust Managers of the Company
Gerald W. Haddock.......................  1998      49    President and Chief Executive Officer of the Company and
                                                            CREE Ltd., and Trust Manager of the Company
Anthony M. Frank........................  1997      66    Trust Manager of the Company
Morton H. Meyerson......................  1998      59    Trust Manager of the Company
William F. Quinn........................  1997      49    Trust Manager of the Company
Paul E. Rowsey, III.....................  1999      42    Trust Manager of the Company
Melvin Zuckerman........................  1997      69    Trust Manager of the Company
Dallas E. Lucas.........................   N/A      35    Senior Vice President, Chief Financial and Accounting
                                                            Officer of the Company and CREE Ltd.
David M. Dean...........................   N/A      36    Senior Vice President, Law, and Secretary of the Company
                                                            and CREE Ltd.
James M. Eidson, Jr. ...................   N/A      43    Senior Vice President, Acquisitions, of CREE Ltd.
William D. Miller.......................   N/A      38    Senior Vice President, Administration, of the Company and
                                                            CREE Ltd.
Bruce A. Picker.........................   N/A      33    Vice President and Treasurer of the Company and CREE Ltd.
Joseph D. Ambrose, III..................   N/A      46    Vice President, Administration, of CREE Ltd.
Jerry R. Crenshaw, Jr. .................   N/A      33    Vice President and Controller of CREE Ltd.
Barry L. Gruebbel.......................   N/A      42    Vice President, Property Management, of CREE Ltd.
Howard W. Lovett........................   N/A      40    Vice President, Corporate Leasing, of CREE Ltd.
John M. Walker, Jr. ....................   N/A      46    Vice President, Acquisitions, of CREE Ltd.
John L. Zogg, Jr. ......................   N/A      33    Vice President, Leasing and Marketing, of CREE Ltd.
Murphy C. Yates.........................   N/A      50    Director of Leasing and Operations, of CREE Ltd.

                            STRUCTURE OF THE COMPANY

     The Company is a fully integrated real estate company operating as a REIT for federal income tax purposes. The Company provides management, leasing and development services with respect to certain of its Properties. Crescent Equities is a Texas real estate investment trust which became the successor to the Predecessor Corporation, on December 31, 1996, through the merger of the Predecessor Corporation and CRE Limited Partner, Inc., a subsidiary of the Predecessor Corporation, into Crescent Equities. The merger was structured to preserve the existing business, purpose, tax status, management, capitalization and assets, liabilities and net worth (other than due to the costs of the transaction) of the Predecessor Corporation, and the economic interests and voting rights of the stockholders of the Predecessor Corporation (who became the shareholders of Crescent Equities as a result of the merger).

     The direct and indirect subsidiaries of Crescent Equities include the Operating Partnership; CREE Ltd.; seven limited partnerships in which the Operating Partnership owns substantially all of the economic interests directly or indirectly, with the remaining interests owned indirectly by the Company through seven separate corporations, each of which is a wholly owned subsidiary of CREE Ltd. and the general partner of one of the seven limited partnerships. The Company conducts all of its business through the Operating Partnership and its other subsidiaries. The Company also has an economic interest in the development activities of the Residential Development Corporations.

     The following table sets forth, by subsidiary, the Properties owned by such subsidiary:

Operating Partnership:     AT&T, Bank One Tower, Carter-Crowley Office Portfolio,
                           Canyon Ranch- Tucson, Chancellor Park(1), Central Park
                           Plaza, Denver Marriott City Center, Frost Bank Plaza,
                           Greenway I, Greenway IA, Greenway II, MCI Tower, Sonoma
                           Mission Inn & Spa, Spectrum Center(2), Three Westlake
                           Park(3), Trammell Crow Center(4), The Woodlands Office
                           Properties(5), The Woodlands Retail Properties(5), 44 Cook,
                           55 Madison, 160 Spear Street(6), 1615 Poydras, 301 Congress
                           Avenue(7), 3333 Lee Parkway and 6225 North 24th Street
Crescent Real Estate       The Aberdeen, The Avallon, Caltex House, The Citadel,
Funding I, L.P. ("Funding  Continental Plaza, The Crescent Atrium, The Crescent Office
I"):                       Towers, Regency Plaza One and Waterside Commons
Crescent Real Estate       Albuquerque Plaza, Barton Oaks Plaza One, Briargate Office
Funding II, L.P.           and Research Center, Hyatt Regency Albuquerque, Hyatt
("Funding II")             Regency Beaver Creek, Las Colinas Plaza, Liberty Plaza I &
                           II, MacArthur Center I & II, Ptarmigan Place, Stanford
                           Corporate Centre, Two Renaissance Square and 12404 Park
                           Central
Crescent Real Estate       Greenway Plaza Portfolio(8)
Funding III, IV and
V, L.P. ("Funding III,
IV and V"):
Crescent Real Estate       Canyon Ranch-Lenox
Funding VI, L.P.
("Funding VI"):
Crescent Real Estate       Magellan Facilities
Funding VII, L.P.
("Funding VII")

---------------

(1) The Operating Partnership owns the principal economic interest in Chancellor Park through its ownership of a mortgage note secured by the building and through an interest in the partnership which owns the building.
(2) The Operating Partnership owns the principal economic interest in Spectrum Center through an interest in the partnership which owns both a mortgage note secured by the building and the ground lessor's interest in the land underlying the building.
(3) The Operating Partnership owns the principal economic interest in Three Westlake Park through its ownership of a mortgage note secured by the building.
(4) The Operating Partnership owns the principal economic interest in Trammell Crow Center through its ownership of fee simple title to the Property (subject to a ground lease and a leasehold estate regarding the building) and two mortgage notes encumbering the leasehold interests in the land and building.
(5) The Operating Partnership owns a 75% limited partner interest in the partnerships that own The Woodlands Office and Retail Properties.
(6) The Operating Partnership owns the principal economic interest in 160 Spear Street through an interest in the partnership which owns the building.

(7) The Operating Partnership owns a 49% limited partner interest and Crescent/301 L.L.C., a wholly owned subsidiary of CREE Ltd. and the Operating Partnership, owns a 1% general partner interest in 301 Congress Avenue, L.P., the partnership that owns 301 Congress Avenue.
(8) Funding III owns the Greenway Plaza Portfolio, except for the central heated and chilled water plant building and Coastal Tower office building, both located within Greenway Plaza, which are owned by Funding IV and Funding V, respectively.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

     The following is a summary of the material federal income tax considerations associated with an investment in the Common Shares offered hereby prepared by Shaw, Pittman, Potts & Trowbridge, tax counsel to Crescent Equities ("Tax Counsel"). This discussion is based upon the laws, regulations and reported rulings and decisions in effect as of the date of this Prospectus Supplement, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the federal income or other tax consequences applicable to all investors in light of their particular investment circumstances or to all categories of investors, some of whom may be subject to special rules (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). No ruling on the federal, state or local tax considerations relevant to the operation of Crescent Equities or the Operating Partnership or to the purchase, ownership or disposition of the Common Shares is being requested from the Internal Revenue Service (the "IRS") or from any other tax authority. Tax Counsel has rendered certain opinions discussed herein and believes that if the IRS were to challenge the conclusions of Tax Counsel, such conclusions would prevail in court. However, opinions of counsel are not binding on the IRS or on the courts, and no assurance can be given that the conclusions reached by Tax Counsel would be sustained in court.

     EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, DISPOSITION AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF CRESCENT EQUITIES

     Crescent Equities has made an election to be treated as a real estate investment trust under Sections 856 through 860 of the Code (as used in this section, a "REIT"), commencing with its taxable year ended December 31, 1994. Crescent Equities believes that it was organized and has operated in such a manner so as to qualify as a REIT, and Crescent Equities intends to continue to operate in such a manner, but no assurance can be given that it has operated in a manner so as to qualify, or will operate in a manner so as to continue to qualify as a REIT.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code sections, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

     In the opinion of Tax Counsel, Crescent Equities qualified as a REIT under the Code with respect to its taxable years ending on or before December 31, 1996, and is organized in conformity with the requirements for qualification as a REIT, its manner of operation has enabled it to meet the requirements for qualification as a REIT as of the date of this Prospectus Supplement, and its proposed manner of operation will enable it to meet the requirements for qualification as a REIT in the future. It must be emphasized that this opinion is based on various assumptions relating to the organization and operation of Crescent Equities and the Operating Partnership and is conditioned upon certain representations made by Crescent Equities and the Operating Partnership as to certain relevant factual matters, including matters related to the organization, expected operation, and assets of Crescent Equities and the Operating Partnership. Moreover, continued qualification as a REIT will depend upon Crescent Equities' ability to meet, through actual annual operating results, the distribution levels, stock ownership requirements and the various qualification tests and other requirements imposed under the Code, as discussed below. Accordingly, no assurance can be given that the actual stock ownership of Crescent Equities, the mix of its assets, or the results of its operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failing to qualify as a REIT, see "-- Taxation of Crescent Equities -- Failure to Qualify," below.

     If Crescent Equities qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investments in a corporation. However, Crescent Equities will be subject to federal income tax in the following circumstances. First, Crescent Equities will be taxed at regular corporate rates on any undistributed "real estate investment trust taxable income," including undistributed net capital gains. Second, under certain circumstances, Crescent Equities may be subject to the "alternative minimum tax" on its items of tax preference. Third, if Crescent Equities has "net income from foreclosure property," it will be subject to tax on such income at the highest corporate rate. "Foreclosure property" generally means real property and any personal property incident to such real property which is acquired as a result of a default either on a lease of such property or on indebtedness which such property secured and with respect to which an appropriate election is made, except that property ceases to be foreclosure property (i) after a two-year period (which in certain cases may be extended by the IRS) or, if earlier, (ii) when the REIT engages in construction on the property (other than for completion of certain improvements) or for more than 90 days uses the property in a business conducted other than through an independent contractor. "Net income from foreclosure property" means (a) the net gain from disposition of foreclosure property which is held primarily for sale to customers in the ordinary course of business or (b) other net income from foreclosure property which would not satisfy the 75% gross income test (discussed below). Property is not eligible for the election to be treated as foreclosure property if the loan or lease with respect to which the default occurs (or is imminent) was made, entered into or acquired by the REIT with an intent to evict or foreclose or when the REIT knew or had reason to know that default would occur. Fourth, if Crescent Equities has "net income derived from prohibited transactions," such income will be subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of business. Fifth, if Crescent Equities should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which Crescent Equities fails the 75% or 95% test. Sixth, if, during each calendar year, Crescent Equities fails to distribute at least the sum of (i) 85% of its "real estate investment trust ordinary income" for such year, (ii) 95% of its "real estate investment trust capital gain net income" for such year, and (iii) any undistributed taxable income from prior periods, Crescent Equities will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if Crescent Equities acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in Crescent Equities' hands is determined by reference to the basis of the asset (or any other property) in the hands of the corporation, and Crescent Equities recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by Crescent Equities, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by Crescent Equities over the adjusted basis in such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). (The results described above with respect to the recognition of "built-in gain" assume that Crescent Equities will make an election pursuant to IRS Notice 88-19.)

     Requirements of Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held (without reference to any rules of attribution) by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code); and (7) which meets certain other tests, described below, regarding certain distributions and the nature of its income and assets and properly files an election to be treated as a REIT. The Code provides that conditions (1) through
(4), inclusive, must be met during the entire taxable year and that condition
(5) must be met during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months).

     Crescent Equities issued sufficient Common Shares pursuant to the Initial Offering to satisfy the requirements described in (5) and (6) above. While the existence of the Exchange Rights may cause Limited Partners to be deemed to own the Common Shares they could acquire through the Exchange Rights, the amount of Common Shares that can be acquired at any time through the Exchange Rights is limited to an amount which, together with any other Common Shares actually or constructively deemed, under the Declaration of Trust, to be owned by any person, does not exceed the Ownership Limit. See "Description of Common
Shares -- Ownership Limits and Restrictions on Transfer" in the accompanying Prospectus. Moreover, the ownership of Common Shares by persons other than contributing Limited Partners generally is limited under the Ownership Limit to no more than 8.0% of the outstanding Common Shares. In addition, the Declaration of Trust provides for restrictions regarding the ownership or transfer of Common Shares in order to assist Crescent Equities in continuing to satisfy the share ownership requirements described in (5) and (6) above. See "Description of Common Shares -- Ownership Limits and Restrictions on Transfer" in the accompanying Prospectus.

     If a REIT owns a "qualified REIT subsidiary," the Code provides that the qualified REIT subsidiary is disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary are treated as assets, liabilities and such items of the REIT itself. A qualified REIT subsidiary is a corporation all of the capital stock of which has been owned by the REIT from the commencement of such corporation's existence. CREE Ltd., CRE Management I Corp. ("Management I"), CRE Management II Corp. ("Management II"), CRE Management III Corp. ("Management III"), CRE Management IV Corp. ("Management IV"), CRE Management V Corp. ("Management V"), CRE Management VI Corp. ("Management VI"), CRE Management VII Corp. ("Management VII"), CresCal Properties, Inc. and Crescent Commercial Realty Corp. are qualified REIT subsidiaries, and thus all of the assets (i.e., the respective partnership interests in the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V, Funding VI, Funding VII, CresCal Properties, L.P. and Crescent Commercial Realty Holdings, L.P.), liabilities and items of income, deduction and credit of CREE Ltd., Management I, Management II, Management III, Management IV, Management V, Management VI, Management VII, CresCal Properties, Inc. and Crescent Commercial Realty Corp. are treated as assets and liabilities and items of income, deduction and credit of Crescent Equities. Unless otherwise required, all references to Crescent Equities in this "Federal Income Tax Considerations" section refer to Crescent Equities and its qualified REIT subsidiaries.

     In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the assets and gross income (as defined in the Code) of the partnership attributed to the REIT shall retain the same character as in the hands of the partnership for purposes of
Section 856 of the Code, including satisfying the gross income tests and the assets tests described below. Thus, Crescent Equities' proportionate share of the assets, liabilities and items of income of the Operating Partnership and its subsidiary partnerships are treated as assets, liabilities and items of income of Crescent Equities for purposes of applying the requirements described herein.

     Income Tests. In order for Crescent Equities to achieve and maintain its qualification as a REIT, there are three requirements relating to Crescent Equities' gross income that must be satisfied annually. First, at least 75% of Crescent Equities' gross income (excluding gross income from prohibited transactions) for each taxable year must consist of temporary investment income or of certain defined categories of income derived directly or indirectly from investments relating to real property or mortgages on real property. These categories include, subject to various limitations, rents from real property, interest on mortgages on real property, gains from the sale or other disposition of real property (including interests in real property and in mortgages on real property) not primarily held for sale to customers in the ordinary course of business, income from foreclosure property, and amounts received as consideration for entering into either loans secured by real property or purchases or leases of real property. Second, at least 95% of Crescent Equities' gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from income qualifying under the 75% test and from dividends, other types of interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, for each taxable year, gain from the sale or other disposition of stock or securities held for less than one year, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of Crescent Equities' gross income (including gross income from prohibited transactions) for such taxable year. Crescent Equities, through its partnership interests in the Operating Partnership and all subsidiary partnerships, believes it satisfied all three of these income tests for 1994, 1995 and 1996 and expects to satisfy them for subsequent taxable years.

     The bulk of the Operating Partnership's income is currently derived from rents with respect to the Office Properties, the Magellan Facilities, the Hotel Properties and the Retail Properties. Rents received by Crescent Equities will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" if the REIT, or an owner of 10% or more of the REIT, directly or constructively, owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents to qualify as "rents from real property," a REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue, except that a REIT may directly perform services which are "usually or customarily rendered" in connection with the rental of space for occupancy, other than services which are considered to be rendered to the occupant of the property.

     Crescent Equities, based in part upon opinions of Tax Counsel as to whether various tenants, including CBHS and the lessees of the Hotel Properties, constitute Related Party Tenants, believes that the income it received in 1994, 1995 and 1996 and will receive in subsequent taxable years from (i) charging rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage or percentages of receipts or sales, as described above); (ii) charging rent for personal property in an amount greater than 15% of the total rent received under the applicable lease; (iii) directly performing services considered to be rendered to the occupant of property or which are not usually or customarily furnished or rendered in connection with the rental of real property; or (iv) entering into any lease with a Related Party Tenant, will not cause Crescent Equities to fail to meet the gross income tests. Opinions of counsel are not binding upon the IRS or any court, and there can be no complete assurance that the IRS will not assert successfully a contrary position.

     The Operating Partnership will also receive fixed and contingent interest on the Residential Development Property Mortgages. Interest on mortgages secured by real property satisfies the 75% and 95% gross income tests only if it does not include any amount whose determination depends in whole or in part on the income of any person, except that (i) an amount is not excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales and (ii) income derived from a shared appreciation provision in a mortgage is treated as gain recognized from the sale of the secured property. Certain of the Residential Development Property Mortgages contain provisions for contingent interest based upon property sales. In the opinion of Tax Counsel, each of the Residential Development Property Mortgages constitutes debt for federal income tax purposes, any contingent interest derived therefrom will be treated as being based on a fixed percentage of sales, and therefore all interest derived therefrom will constitute interest received from mortgages for purposes of the 75% and 95% gross income tests. If, however, the contingent interest provisions were instead characterized as shared appreciation provisions, any resulting income would, because the underlying properties are primarily held for sale to customers in the ordinary course, be treated as income from prohibited transactions, which would not satisfy the 75% and 95% gross income tests, which would count toward the 30% gross income test, and which would be subject to a 100% tax.

     In connection with the 1997 distribution by Crescent Equities of the common stock of Crescent Operating, Crescent Equities was required to recognize gain equal to the excess, if any, of the fair market value of the assets distributed over the basis of Crescent Equities in them. In the opinion of Tax Counsel, such gain constituted gain on the sale of stock or securities for purposes of the gross income tests. Opinions of counsel are not binding upon the IRS or any court, and there can be no complete assurance that the IRS will not successfully assert a contrary position.

     In applying the 95% and 75% gross income tests to Crescent Equities, it is necessary to consider the form in which certain of its assets are held, whether that form will be respected for federal income tax purposes, and whether, in the future, such form may change into a new form with different tax attributes (for example, as a result of a foreclosure on debt held by the Operating Partnership). For example, the Residential Development Properties are primarily held for sale to customers in the ordinary course of business, and the income resulting from such sales, if directly attributed to Crescent Equities, would not qualify under the 75% and 95% gross income tests and would count as gain from the sale of assets for purposes of the 30% limitation. In addition, such income would be considered "net income from prohibited transactions" and thus would be subject to a 100% tax. The income from such sales, however, will be earned by the Residential Development Corporations rather than by the Operating Partnership and will be paid to the Operating Partnership in the form of interest and principal payments on the Residential Development Property Mortgages or distributions with respect to the stock in the Residential Development Corporations held by the Operating Partnership. In similar fashion, the income earned by the Hotel Properties, if directly attributed to Crescent Equities, would not qualify under the 75% and 95% gross income tests because it would not constitute "rents from real property." Such income is, however, earned by the lessees of these Hotel Properties and what the Operating Partnership receives from the lessees of these Hotel Properties is rent. Comparable issues are raised by the Operating Partnership's acquisition of subordinated debt secured by a Florida hotel and by CDMC's acquisition of an interest in the partnership which owns the hotel. If such debt were recharacterized as equity, or if the ownership of the partnership were attributed from CDMC to the Operating Partnership, the Operating Partnership would be treated as receiving income from hotel operations rather than interest income on the debt or dividend income from CDMC. Furthermore, if Crescent Operating were treated for federal income tax purposes as not separate from or an agent of either Crescent Equities or the Operating Partnership, or if Crescent Equities and Crescent Operating were treated as a "stapled entity," the income, assets and activities of Crescent Operating would be considered to be the income, assets and activities of Crescent Equities, with the result that Crescent Equities would fail to meet the 95% and 75% gross income tests or the asset tests discussed below. A similar consequence might follow if the loan of approximately $35.9 million from the Operating Partnership to Crescent Operating does not constitute debt for federal income tax purposes.

     Tax Counsel is of the opinion that (i) the Residential Development Properties or any interest therein will be treated as owned by the Residential Development Corporations, (ii) amounts derived by the Operating Partnership from the Residential Development Corporations under the terms of the Residential Development Property Mortgages will qualify as interest or principal, as the case may be, paid on mortgages on real property for purposes of the 75% and 95% gross income tests, (iii) amounts derived by the Operating Partnership with respect to the stock of the Residential Development Corporations will be treated as distributions on stock (i.e., as dividends, a return of capital, or capital gain, depending upon the circumstances) for purposes of the 75% and 95% gross income tests, (iv) the leases of the Hotel Properties will be treated as leases for federal income tax purposes, and the rent payable thereunder will qualify as "rents from real property," (v) the subordinated debt secured by the Florida hotel will be treated as debt for federal income tax purposes, the income payable thereunder will qualify as interest, and CDMC's ownership of the partnership interest in the partnership which owns the hotel will not be attributed to the Operating Partnership, (vi) Crescent Operating will be treated for federal income tax purposes as a corporate entity separate from and not an agent of either Crescent Equities or the Operating Partnership, and Crescent Operating and Crescent Equities will not be treated as a stapled entity for federal income tax purposes; and (vii) the loan of approximately $35.9 million from the Operating Partnership to Crescent Operating will constitute debt for federal income tax purposes. Tax Counsel has provided opinions similar to those provided with respect to the Operating Partnership's investment in the Residential Development Corporations with respect to its investments in certain other entities through non-voting securities and secured debt. Investors should be aware that there are no controlling Treasury Regulations, published rulings, or judicial decisions involving transactions with terms substantially the same as those with respect to the Residential Development Corporations, the leases of the Hotel Properties and the relationship among Crescent Equities, the Operating Partnership and Crescent Operating. Therefore, the opinions of Tax Counsel with respect to these matters are based upon all of the facts and circumstances and upon rulings and judicial decisions involving situations that are considered to be analogous. Opinions of counsel are not binding upon the IRS or any court, and there can be no complete assurance that the IRS will not assert successfully a contrary position. If one or more of the leases of the Hotel Properties is not a true lease, part or all of the payments that the Operating Partnership receives from the respective lessee may not satisfy the various requirements for qualification as "rents from real property," or the Operating Partnership might be considered to operate the Hotel Properties directly. In that case, Crescent Equities likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, likely would lose its REIT status. Similarly, if the IRS were to challenge successfully the arrangements with the Residential Development Corporations or Crescent Operating, Crescent Equities' qualification as a REIT could be jeopardized.

     If any of the Residential Development Properties were to be acquired by the Operating Partnership as a result of foreclosure on any of the Residential Development Property Mortgages, or if any of the Hotel Properties were to be operated directly by the Operating Partnership or a subsidiary partnership as a result of a default by the lessee under the lease, such property would constitute foreclosure property for two years following its acquisition (or for up to an additional four years if an extension is granted by the IRS), provided that (i) the Operating Partnership or its subsidiary partnership conducts sales or operations through an independent contractor; (ii) the Operating Partnership or its subsidiary partnership does not undertake any construction on the foreclosed property other than completion of improvements which were more than 10% complete before default became imminent; and (iii) foreclosure was not regarded as foreseeable at the time Crescent Equities acquired the Residential Development Property Mortgages or leased the Hotel Properties. For so long as any of these properties constitutes foreclosure property, the income from such sales would be subject to tax at the maximum corporate rates and would qualify under the 75% and 95% gross income tests. However, if any of these properties does not constitute foreclosure property at any time in the future, income earned from the disposition or operation of such property will not qualify under the 75% and 95% gross income tests and, in the case of the Residential Development Properties, will count toward the 30% test and will be subject to the 100% tax.

     Crescent Equities anticipates that it will have certain income which will not satisfy the 75% or the 95% gross income test and/or which will constitute income whose receipt could cause Crescent Equities not to comply with the 30% gross income test. For example, income from dividends on the stock of the Residential Development Corporations and any gain recognized upon the distribution of the common stock of Crescent Operating will not satisfy the 75% gross income test. Furthermore, the amount of gain Crescent Equities recognized upon this distribution depended upon the fair market value of the common stock of Crescent Operating at the time of the distribution. Prior to the distribution, the Board of Trust Managers of Crescent Equities determined that the value of this stock was $.99 per share, but the trading prices of the Crescent Operating common stock subsequent to the distribution have been substantially higher. It is also possible that certain income resulting from the use of creative financing or acquisition techniques would not satisfy the 75%, 95% or 30% gross income tests. Crescent Equities believes, however, that the aggregate amount of nonqualifying income will not cause Crescent Equities to exceed the limits on nonqualifying income under the 75%, 95% or 30% gross income tests.

     Any gross income derived from a prohibited transaction is taken into account in applying the 30% gross income test necessary to qualify as a REIT. Crescent Equities believes that no asset owned by the Operating Partnership is primarily held for sale to customers and that the sale of any of the Properties will not be in the ordinary course of business. Whether property is held primarily for sale to customers in the ordinary course of business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. No assurance can be given that Crescent Equities can (a) comply with certain safe-harbor provisions of the Code which provide that certain sales do not constitute prohibited transactions or (b) avoid owning property that may be characterized as property held primarily for sale to customers in the ordinary course of business.

     If Crescent Equities fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if Crescent Equities' failure to meet such tests is due to reasonable cause and not to willful neglect, Crescent Equities attaches a schedule of the sources of its income to its tax return, and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Crescent Equities would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions apply, a tax equal to approximately 100% of the corresponding net income would be imposed with respect to the excess of 75% or 95% of Crescent Equities' gross income over Crescent Equities' qualifying income in the relevant category, whichever is greater.

     Asset Tests. Crescent Equities, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Crescent Equities' total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by the Operating Partnership, any partnerships in which the Operating Partnership owns an interest, or qualified REIT subsidiaries of Crescent Equities and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of Crescent Equities), cash, cash items and government securities. Second, not more than 25% of Crescent Equities' total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by Crescent Equities may not exceed 5% of the value of Crescent Equities' total assets, and Crescent Equities may not own more than 10% of any one issuer's outstanding voting securities. The 25% and 5% tests generally must be met for any quarter in which Crescent Equities acquires securities of an issuer. Thus, this requirement must be satisfied not only on the date Crescent Equities first acquires corporate securities, but also each time Crescent Equities increases its ownership of corporate securities (including as a result of increasing its interest in the Operating Partnership either with the proceeds of the Offering or by acquiring Units from Limited Partners upon the exercise of their Exchange Rights).

     The Operating Partnership owns 100% of the non-voting stock of each Residential Development Corporation. In addition, the Operating Partnership owns the Residential Development Property Mortgages. As stated above, in the opinion of Tax Counsel each of these mortgages will constitute debt for federal income tax purposes and therefore will be treated as a real estate asset; however, the IRS could assert that such mortgages should be treated as equity interests in their respective issuers, which would not qualify as real estate assets. By virtue of its ownership of partnership interests in the Operating Partnership, Crescent Equities will be considered to own its pro rata share of these assets. Neither Crescent Equities nor the Operating Partnership, however, will directly own more than 10% of the voting securities of any Residential Development Corporation and, in the opinion of Tax Counsel, Crescent Equities will not be considered to own any of such voting securities. In addition, Crescent Equities and its senior management believe that Crescent Equities' pro rata shares of the value of the securities of each Residential Development Corporation do not separately exceed 5% of the total value of Crescent Equities' total assets. This belief is based in part upon its analysis of the estimated values of the various securities owned by the Operating Partnership relative to the estimated value of the total assets owned by the Operating Partnership. No independent appraisals will be obtained to support this conclusion, and Tax Counsel, in rendering its opinion as to the qualification of Crescent Equities as a REIT, is relying on the conclusions of Crescent Equities and its senior management as to the value of the various securities and other assets. There can be no assurance, however, that the IRS might not contend that the values of the various securities held by Crescent Equities through the Operating Partnership separately exceed the 5% value limitation or, in the aggregate, exceed the 25% value limitation or that the voting securities of the Residential Development Corporations should be considered to be owned by Crescent Equities. Finally, if the Operating Partnership were treated for tax purposes as a corporation rather than as a partnership, Crescent Equities would violate the 10% of voting securities and 5% of value limitations, and the treatment of any of the Operating Partnership's subsidiary partnerships as a corporation rather than as a partnership could also violate one or the other, or both, of these limitations. In the opinion of Tax Counsel, for federal income tax purposes the Operating Partnership and all the subsidiary partnerships will be treated as partnerships and not as either associations taxable as corporations or publicly traded partnerships. See
"-- Tax Aspects of the Operating Partnership and the Subsidiary Partnerships" below.

     As noted above, the 5% and 25% value requirements must be satisfied not only on the date Crescent Equities first acquires corporate securities, but also each time Crescent Equities increases its ownership of corporate securities (including as a result of increasing its interest in the Operating Partnership either with the proceeds of the Offering or by acquiring Units from Limited Partners upon the exercise of their Exchange Rights). Although Crescent Equities plans to take steps to ensure that it satisfies the 5% and 25% value tests for any quarter with respect to which retesting is to occur, there can be no assurance that such steps (i) will always be successful; (ii) will not require a reduction in Crescent Equities' overall interest in the various corporations; or
(iii) will not restrict the ability of the Residential Development Corporations to increase the sizes of their respective businesses, unless the value of the assets of Crescent Equities is increasing at a commensurate rate.

     Annual Distribution Requirements. In order to qualify as a REIT, Crescent Equities is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the "real estate investment trust taxable income" of Crescent Equities (computed without regard to the dividends paid deduction and Crescent Equities' net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) certain excess noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Crescent Equities timely files its tax return for such year, and if paid on or before the date of the first regular dividend payment after such declaration. To the extent that Crescent Equities does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "real estate investment trust taxable income," as adjusted, it will be subject to tax thereon at regular capital gains and ordinary corporate tax rates. Furthermore, if Crescent Equities should fail to distribute, during each calendar year, at least the sum of (i) 85% of its "real estate investment trust ordinary income" for such year; (ii) 95% of its "real estate investment trust capital gain income" for such year; and (iii) any undistributed taxable income from prior periods, Crescent Equities would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     Crescent Equities believes that it has made and intends to make timely distributions sufficient to satisfy all annual distribution requirements. In this regard, the limited partnership agreement of the Operating Partnership (the "Operating Partnership Agreement") authorizes CREE Ltd., as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit Crescent Equities to meet these distribution requirements. It is possible, however, that, from time to time, Crescent Equities may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at its "real estate investment trust taxable income." Issues may also arise as to whether certain items should be included in income. For example, Tax Counsel has opined that the Operating Partnership should include in income only its share of the interest income actually paid on the two mortgage notes secured by Spectrum Center and Three Westlake Park, respectively, and the two mortgage notes secured by Trammell Crow Center, all of which were acquired at a substantial discount, rather than its share of the amount of interest accruing pursuant to the terms of these investments, but opinions of counsel are not binding on the IRS or the courts. In this regard, the IRS has taken a contrary view in a recent technical advice memorandum concerning the accrual of original issue discount ("OID"). The Company believes, however, that even if the Operating Partnership were to include in income the full amount of interest income accrued on these notes, and the Operating Partnership were not allowed any offsetting deduction for the amount of such interest to the extent it is uncollectible, the Company nonetheless would be able to satisfy the 95% distribution requirement without borrowing additional funds or distributing stock dividends (as discussed below). In addition, it is possible that certain creative financing or creative acquisition techniques used by the Operating Partnership may result in income (such as income from cancellation of indebtedness or gain upon the receipt of assets in foreclosure whose fair market value exceeds the Operating Partnership's basis in the debt which was foreclosed upon) which is not accompanied by cash proceeds. In this regard, the modification of a debt can result in taxable gain equal to the difference between the holder's basis in the debt and the principal amount of the modified debt. Tax Counsel has opined that the four mortgage notes secured by Spectrum Center, Three Westlake Park and Trammell Crow Center, were not modified in the hands of the Operating Partnership. Based on the foregoing, Crescent Equities may have less cash available for distribution in a particular year than is necessary to meet its annual 95% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income for such year. To meet the 95% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income, Crescent Equities may find it appropriate to arrange for borrowings through the Operating Partnership or to pay distributions in the form of taxable share dividends.

     Under certain circumstances, Crescent Equities may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in Crescent Equities' deduction for dividends paid for the earlier year. Thus, Crescent Equities may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Crescent Equities will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Ownership Information. Pursuant to applicable Treasury Regulations, in order to be treated as a REIT, Crescent Equities must maintain certain records and request certain information from its shareholders designed to disclose the actual ownership of its Equity Shares (as defined in the accompanying Prospectus). Crescent Equities believes that it has complied and intends to continue to comply with such requirements.

     Failure to Qualify. If Crescent Equities fails to qualify as a REIT in any taxable year and the relief provisions do not apply, Crescent Equities will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Crescent Equities fails to qualify as a REIT will not be deductible by Crescent Equities; nor will they be required to be made. If Crescent Equities fails to qualify as a REIT, then, to the extent of Crescent Equities' current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Crescent Equities will also be disqualified from electing to be treated as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. It is not possible to state whether in all circumstances Crescent Equities would be entitled to such statutory relief.

     Possible Legislation. On October 6, 1995, the House of Representatives passed budget reconciliation legislation entitled the Tax Simplification Act of 1995, which contained various amendments to the Code, including amendments to the provisions governing the tax treatment of REITs. The modifications to the REIT rules were sponsored by the REIT industry and would generally have operated to liberalize the requirements for qualification as a REIT. These modifications would have become effective in the first taxable year following their enactment. However, these modifications were not part of the budget reconciliation legislation which passed Congress in 1995 and which, in any event, President Clinton subsequently vetoed. On March 20, 1997, 18 members of the House Ways and Means Committee introduced a substantially similar package of REIT amendments. Whether or when modifications to the REIT rules will ultimately be enacted, or what provisions they will contain if they are enacted, cannot be ascertained at this time.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

     As long as Crescent Equities qualifies as a REIT, distributions made to Crescent Equities' taxable U.S. shareholders out of Crescent Equities' current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and, for corporate shareholders, will not be eligible for the dividends received deduction. Distributions that are properly designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed Crescent Equities' actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its Common Shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Shares, such distributions will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the shareholder. In addition, any distribution declared by Crescent Equities in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by Crescent Equities and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by Crescent Equities during January of the following calendar year. Shareholders may not include any net operating losses or capital losses of Crescent Equities in their respective income tax returns.

     In general, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from Crescent Equities required to be treated by such shareholder as long-term capital gain.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Most tax-exempt employees' pension trusts are not subject to federal income tax except to the extent of their receipt of "unrelated business taxable income" as defined in Section 512(a) of the Code ("UBTI"). Distributions by the Company to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its Common Shares with "acquisition indebtedness" within the meaning of the Code and the Common Shares is not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the dividends that they receive from such a REIT as UBTI. The Company has not been and does not expect to be treated as a pension-held REIT for purposes of this rule.

TAXATION OF FOREIGN SHAREHOLDERS

     The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex, and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state and local tax laws with regard to an investment in Common Shares, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges by Crescent Equities of United States real property interests and not designated by Crescent Equities as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current and accumulated earnings and profits of Crescent Equities. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces or eliminates that tax. Crescent Equities expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and the Non-U.S. Shareholder has filed the required IRS Form 1001 with Crescent Equities or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with Crescent Equities claiming that the distribution is effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business. Distributions in excess of Crescent Equities' current and accumulated earnings and profits will be subject to a 10% withholding requirement but will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's Common Shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of the Common Shares, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distributions would be subject to withholding at the same rate as dividends. However, a Non-U.S. Shareholder may seek a refund from the IRS of amounts of tax withheld in excess of the Non-U.S. Shareholder's actual U.S. tax liability.

     For any year in which Crescent Equities qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by Crescent Equities of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a United States business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty exemption. Crescent Equities is required to withhold 35% of any distribution that could be designated by Crescent Equities as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of Common Shares generally will not be taxed under FIRPTA if Crescent Equities is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. Crescent Equities is and currently expects to continue to be a "domestically controlled REIT," and in such case the sale of Common Shares would not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA nonetheless will be taxable to a Non-U.S. Shareholder if (i) investment in the Common Shares is treated as effectively connected with the Non-U.S. Shareholder's U.S. trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and either the individual has a "tax home" in the United States or the gain is attributable to an office or other fixed place of business maintained by the individual in the United States, in which case gains will be subject to a 30% tax. If the gain on the sale of Common Shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the Common Shares would be required to withhold and remit to the IRS 10% of the purchase price.

TAX ASPECTS OF THE OPERATING PARTNERSHIP AND THE SUBSIDIARY PARTNERSHIPS

     The following discussion summarizes certain federal income tax considerations applicable solely to Crescent Equities' investment in the Operating Partnership and its subsidiary partnerships and represents the views of Tax Counsel. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

     Classification of the Operating Partnership and its Subsidiary Partnerships for Tax Purposes. In the opinion of Tax Counsel, based on the provisions of the Operating Partnership Agreement and the partnership agreements of the various subsidiary partnerships, certain factual assumptions and certain representations described in the opinion, the Operating Partnership and the subsidiary partnerships will each be treated as a partnership and neither an association taxable as a corporation for federal income tax purposes, nor a "publicly traded partnership" taxable as a corporation. Unlike a ruling from the IRS, however, an opinion of counsel is not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the status of the Operating Partnership and its subsidiary partnerships as partnerships for federal income tax purposes. If for any reason the Operating Partnership were taxable as a corporation rather than as a partnership for federal income tax purposes, Crescent Equities would fail to qualify as a REIT because it would not be able to satisfy the income and asset requirements. See "-- Taxation of Crescent Equities," above. In addition, any change in the Operating Partnership's status for tax purposes might be treated as a taxable event, in which case Crescent Equities might incur a tax liability without any related cash distributions. See "-- Taxation of Crescent Equities," above. Further, items of income and deduction for the Operating Partnership would not pass through to the respective partners, and the partners would be treated as shareholders for tax purposes. The Operating Partnership would be required to pay income tax at regular corporate tax rates on its net income, and distributions to partners would constitute dividends that would not be deductible in computing the Operating Partnership's taxable income. Similarly, if any of the subsidiary partnerships were taxable as a corporation rather than as a partnership for federal income tax purposes, such treatment might cause Crescent Equities to fail to qualify as a REIT, and in any event such partnership's items of income and deduction would not pass through to its partners, and its net income would be subject to income tax at regular corporate rates.

     Income Taxation of the Operating Partnership and its Subsidiary Partnerships. A partnership is not a taxable entity for federal income tax purposes. Rather, Crescent Equities will be required to take into account its allocable share of the Operating Partnership's income, gains, losses, deductions and credits for any taxable year of such Partnership ending within or with the taxable year of Crescent Equities, without regard to whether Crescent Equities has received or will receive any cash distributions. The Operating Partnership's income, gains, losses, deductions and credits for any taxable year will include its allocable share of such items from its subsidiary partnerships.

     Tax Allocations with Respect to Pre-Contribution Gain. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with the unrealized gain associated with the property at the time of the contribution. The amount of such unrealized gain is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (the "Book-Tax Difference"). In general, the fair market value of the properties initially contributed to the Operating Partnership were substantially in excess of their adjusted tax bases. The Operating Partnership Agreement requires that allocations attributable to each item of initially contributed property be made so as to allocate the tax depreciation available with respect to such property first to the partners other than the partner that contributed the property, to the extent of, and in proportion to, such partners' share of book depreciation, and then, if any tax depreciation remains, to the partner that contributed the property. Accordingly, the depreciation deductions allocable will not correspond exactly to the percentage interests of the partners. Upon the disposition of any item of initially contributed property, any gain attributable to an excess at such time of basis for book purposes over basis for tax purposes will be allocated for tax purposes to the contributing partner and, in addition, the Operating Partnership Agreement provides that any remaining gain will be allocated for tax purposes to the contributing partners to the extent that tax depreciation previously allocated to the noncontributing partners was less than the book depreciation allocated to them. These allocations are intended to be consistent with Section 704(c) of the Code and with Treasury Regulations thereunder. The tax treatment of properties contributed to the Operating Partnership subsequent to its formation is expected generally to be consistent with the foregoing.

     In general, the contributing partners will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership of one or more of the contributed properties. These tax allocations will tend to reduce or eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) of the Code do not always entirely rectify the Book-Tax Difference on an annual basis. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause Crescent Equities to be allocated lower depreciation and other deductions. This may cause Crescent Equities to recognize taxable income in excess of cash proceeds, which might adversely affect Crescent Equities' ability to comply with the REIT distribution requirements. See "-- Taxation of Crescent Equities," above.

SALE OF PROPERTY

     Generally, any gain realized by the Operating Partnership on the sale of real property, if the property is held for more than one year, will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture.

     Crescent Equities' share of any gain realized on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership's business, however, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "-- Taxation of Crescent Equities," above. Such prohibited transaction income will also have an adverse effect upon Crescent Equities' ability to satisfy the income tests for status as a REIT for federal income tax purposes. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of the Operating Partnership's business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties, and to make such occasional sales of properties as are consistent with these investment objectives.

TAXATION OF THE RESIDENTIAL DEVELOPMENT CORPORATIONS

     A portion of the amounts to be used to fund distributions to shareholders is expected to come from the Residential Development Corporations through dividends on non-voting common stock thereof held by the Operating Partnership and interest on the Residential Development Property Mortgages held by the Operating Partnership. The Residential Development Corporations will not qualify as REITs and will pay federal, state and local income taxes on their taxable incomes at normal corporate rates, which taxes will reduce the cash available for distribution by Crescent Equities to its shareholders. Crescent Equities anticipates that, initially, deductions for interest and amortization will largely offset the otherwise taxable income of the Residential Development Corporations, but there can be no assurance that this will be the case or that the IRS will not challenge such deductions. Any federal, state or local income taxes that the Residential Development Corporations are required to pay will reduce the cash available for distribution by Crescent Equities to its shareholders.

STATE AND LOCAL TAXES

     Crescent Equities and its shareholders may be subject to state and local tax in various states and localities, including those states and localities in which it or they transact business, own property, or reside. The tax treatment of Crescent Equities and the shareholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the Common Shares.

     In particular, the State of Texas imposes a franchise tax upon corporations and limited liability companies that do business in Texas. The Texas franchise tax is imposed on each such entity with respect to the entity's "net taxable capital" and its "net taxable earned surplus" (generally, the entity's federal taxable income, with certain adjustments). The franchise tax on net taxable capital is imposed at the rate of 0.25% of an entity's net taxable capital. The franchise tax rate on "net taxable earned surplus" is 4.5%. The Texas franchise tax is generally equal to the greater of the tax on "net taxable capital" and the tax on "net taxable earned surplus." The Texas franchise tax is not applied on a consolidated group basis. Any Texas franchise tax that Crescent Equities is indirectly required to pay will reduce the cash available for distribution by Crescent Equities to shareholders. Even if an entity is doing business in Texas for Texas franchise tax purposes, the entity is subject to the Texas franchise tax only on the portion of the taxable capital or taxable earned surplus apportioned to Texas.

     As a Texas real estate investment trust, Crescent Equities will not be subject directly to the Texas franchise tax. However, Crescent Equities will be subject indirectly to the Texas franchise tax as a result of its interests in CREE Ltd., Management I, Management II, Management III, Management IV, Management V and Management VII, which will be subject to the Texas franchise tax because they are general partners of the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII, and the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII will be doing business in Texas.

     It is anticipated that Crescent Equities' Texas franchise tax liability will not be substantial because CREE Ltd., Management I, Management II, Management III, Management IV, Management V and Management VII are allocated only a small portion of the taxable income of the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII. In addition, Management VI and Funding VI are not anticipated to be subject to the Texas franchise tax.

     The Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII will not be subject to the Texas franchise tax, under the laws in existence at the time of this Prospectus Supplement because they are partnerships instead of corporations. There is no assurance, however, that the Texas legislature will not expand the scope of the Texas franchise tax to apply to limited partnerships such as the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII or enact other legislation which may result in subjecting Crescent Equities to the Texas franchise tax. Any statutory change by the Texas legislature may be applied retroactively.

     In addition, it should be noted that two of the Residential Development Corporations will be doing business in Texas and will be subject to the Texas franchise tax. Further, Crescent/301, L.L.C. will be subject to the Texas franchise tax because it is doing business in Texas and limited liability companies are subject to Texas franchise tax. However, this franchise tax should not be substantial because Crescent/301, L.L.C. owns a 1% interest in 301 Congress Avenue, L.P. Other entities that will be subject to the Texas franchise tax include CresTex Development, LLC and its member CresCal Properties, Inc. and any other corporations or limited liability companies doing business in Texas with Texas receipts. It is expected that the franchise tax liability of these entities will not be substantial.

     The Texas legislature considered in its 1997 regular session proposals for property tax relief in Texas. Such relief would have required increasing the proportion of education funding costs paid by the State of Texas and reducing the proportion paid by local property taxes. Alternatives for increasing State of Texas revenues that have been considered include broadening the franchise tax base to include other entities such as partnerships and real estate investment trusts, enactment of a new gross receipts tax, enactment of a new business activity tax, an increase in the sales tax and/or broadening the sales tax base. The Texas House of Representatives and the Texas Senate both passed different bills that would have broadened the franchise tax base to apply the franchise tax to business trusts such as Crescent Equities and partnerships such as the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII. However, the conference committee was not able to work out the differences between these two bills and the Texas legislature adjourned the 1997 regular session without adopting such legislation. There can be no assurance that the Texas legislature will not enact similar legislation in its next regular session, beginning in 1999.

     Locke Purnell Rain Harrell (A Professional Corporation), special tax counsel to the Company ("Special Tax Counsel"), has reviewed the discussion in this section with respect to Texas franchise tax matters and is of the opinion that, based on the current structure of Crescent Equities and based upon current law, it accurately summarizes the Texas franchise tax matters expressly described herein. Special Tax Counsel expresses no opinion on any other tax considerations affecting Crescent Equities or a holder of Common Shares, including, but not limited to, other Texas franchise tax matters not specifically discussed above.

     Tax Counsel has not reviewed the discussion in this section with respect to Texas franchise tax matters and has expressed no opinion with respect thereto.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the purchase agreement and related terms agreement (collectively, the "Purchase Agreement") among the Company and the Underwriter, the Company has agreed to sell to the Underwriter and the Underwriter has agreed to purchase from the Company, 351,185 Common Shares.

     The Common Shares offered hereby are being sold by the Company to the Underwriter at a price of $28.475 per share. There is no discount or commission associated with the sale of the Common Shares to the Underwriters.

     In the Purchase Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all of the shares being sold pursuant to the Purchase Agreement if any of such Common Shares are purchased.

     In the Purchase Agreement, the Company has agreed to indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act"), or to contribute to payments the Underwriter may be required to make in respect thereof. Insofar as indemnification of the Underwriter for liabilities arising under the Securities Act may be permitted pursuant to such agreements, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

     In connection with the Offering, the rules of the Securities and Exchange Commission permit the Underwriter to engage in certain transactions that stabilize the price of the Common Shares. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Shares.

     If the Underwriter creates a short position in the Common Shares in connection with the offering, i.e., if it sells more Common Shares than are set forth on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing Common Shares in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Underwriter from time to time provides investment banking and financial advisory services to the Company, and provided an opinion to the Operating Partnership and a special committee of the Board of Trust Managers in connection with the Magellan transaction, for which customary compensation has been received.

     The Common Shares are listed on the NYSE under the symbol "CEI."

                                 LEGAL MATTERS

     The legality of the Common Shares offered hereby will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, Washington, D.C. Certain legal matters described under "Federal Income Tax Considerations" will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, which will rely, as to all Texas franchise tax matters, upon the opinion of Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas. Certain legal matters related to the Offering will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C.

                                    GLOSSARY

     "April 1997 Offering" means the public offering of 24,150,000 Common Shares that closed on April 28, 1997.

     "Board of Trust Managers" means the Board of Trust Managers of Crescent Equities.

     "Book-Tax Difference" means the difference between the fair market value and the adjusted tax basis of property at the time of its contribution to a partnership.

     "Carter-Crowley" means Carter-Crowley Properties, Inc.

     "Carter-Crowley Office Portfolio" means the 14 office properties, located in seven suburban submarkets of Dallas, Texas, with all aggregate of approximately 3.0 million net rentable square feet acquired by the Company in May 1997.

     "Carter-Crowley Portfolio" means the assets purchased by the Company and Crescent Operating from Carter-Crowley in May 1997.

     "CBHS" means Charter Behavioral Health Systems, LLC, a Delaware limited liability company.

     "CDMC" means Crescent Development Management Corporation, a Delaware corporation that is one of the Residential Development Corporations, which indirectly owns interests in six Residential Development Properties in Colorado (Cresta, Market Square, The Reserve at Frisco, One Beaver Creek, Eagle Ranch and Villa Montane), approximately 90% of the effective interest in which is owned by the Company through its investment in the non-voting common stock and approximately 90% of the economic interest in which is owned by the Company through its investments in the applicable Residential Development Property Mortgage and non-voting common stock.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Common Shares" means the common shares of beneficial interest, $0.01 par value, of Crescent Equities.

     "Company" means, unless the context requires otherwise, Crescent Equities, the Predecessor Corporation, the Operating Partnership and the other subsidiaries of Crescent Equities.

     "Credit Facility" means the Company's line of credit from the consortium of financial institutions led by BankBoston, N.A. in the aggregate principal amount of up to $350 million.

     "CREE Ltd." means Crescent Real Estate Equities, Ltd., a Delaware corporation that is a wholly owned subsidiary of Crescent Equities and the sole general partner of the Operating Partnership.

     "Crescent Equities" means Crescent Real Estate Equities Company, a Texas real estate investment trust.

     "Crescent Operating" means Crescent Operating, Inc., a Delaware corporation.

     "Declaration of Trust" means the Restated Declaration of Trust of Crescent Equities, as in effect as of the date of this Prospectus Supplement.

     "Exchange Rights" means the rights granted to Limited Partners of the Operating Partnership to exchange their Units for Common Shares on a one-for-two basis or, at the election of the Company, for cash equal to the then-current fair market value of the number of Common Shares for which such Units are exchangeable.

     "FIRPTA" means the Foreign Investment in Real Property Tax Act of 1980, as amended.

     "Franchisor" means collectively, Magellan and its wholly owned subsidiary, as franchisor under a franchise agreement with CBHS, as franchisee.

     "Funding I" means Crescent Real Estate Funding I, L.P., a Delaware limited partnership whose 0.4% general partner is an indirect subsidiary of CREE Ltd. and whose 99.6% limited partner is the Operating Partnership.

     "Funding II" means Crescent Real Estate Funding II, L.P., a Delaware limited partnership whose 1% general partner is an indirect subsidiary of CREE Ltd. and whose 99% limited partner is the Operating Partnership.

     "Funding III" means Crescent Real Estate Funding III, L.P., a Delaware limited partnership whose approximately 1% general partner is an indirect subsidiary of CREE Ltd. and whose approximately 99% limited partner is the Operating Partnership.

     "Funding IV" means Crescent Real Estate Funding IV, L.P., a Delaware limited partnership whose approximately 1% general partners are indirect subsidiaries of CREE Ltd. and whose approximately 99% limited partner is the Operating Partnership.

     "Funding V" means Crescent Real Estate Funding V, L.P., a Delaware limited partnership whose approximately 1% general partner is an indirect subsidiary of CREE Ltd. and whose approximately 99% limited partner is the Operating Partnership.

     "Funding VI" means Crescent Real Estate Funding VI, L.P., a Delaware limited partnership whose 1% general partner is an indirect subsidiary of CREE Ltd. and whose 99% limited partner is the Operating Partnership.

     "Funding VII" means Crescent Real Estate Funding VII, L.P., a Delaware limited partnership whose 1% general partner is an indirect subsidiary of CREE Ltd. and whose 99% limited partner is the Operating Partnership.

     "Greenway Plaza Portfolio" means the property portfolio located in Houston, Texas that consists primarily of the Greenway Plaza Office Portfolio, a 389-room full-service hotel and a private health and dining club.

     "HADC" means Houston Area Development Corp., a Texas corporation that is one of the Residential Development Corporations, and that directly owns the Falcon Point Residential Development Property and the Spring Lakes Residential Development Property, approximately 94% of the effective interest in which is owned by the Company through its investments in the non-voting common stock and approximately 98% of the economic interest in which is owned by the Company through its investments in the applicable Residential Development Property Mortgages and non-voting common stock.

     "Hotel Properties" means the Hyatt Regency Beaver Creek, the Denver Marriott City Center, the Hyatt Regency Albuquerque, Sonoma Mission Inn & Spa, Canyon Ranch-Tucson and Canyon Ranch-Lenox.

     "Initial Offering" means the initial public offering of Common Shares that closed on May 5, 1994.

     "Intercompany Agreement" means that certain intercompany agreement between the Operating Partnership and Crescent Operating.

     "IRS" means the United States Internal Revenue Service.

     "Limited Partner(s)" means the limited partners in the Operating Partnership, and any of them.

     "Magellan" means Magellan Health Services, Inc., a Delaware corporation.

     "Magellan Facilities" means the approximately 90 behavioral healthcare facilities acquired by the Company from certain indirect subsidiaries of Magellan.

     "Management I" means CRE Management I Corp., a Delaware corporation that is the sole general partner of Funding I and a wholly owned subsidiary of CREE Ltd.

     "Management II" means CRE Management II Corp., a Delaware corporation that is the sole general partner of Funding II and a wholly owned subsidiary of CREE Ltd.

     "Management III" means CRE Management III Corp., a Delaware corporation that is the sole general partner of Funding III and a wholly owned subsidiary of CREE Ltd.

     "Management IV" means CRE Management IV Corp., a Delaware corporation that is the sole general partner of Funding IV and a wholly owned subsidiary of CREE Ltd.

     "Management V" means CRE Management V Corp., a Delaware corporation that is the sole general partner of Funding V and a wholly owned subsidiary of CREE Ltd.

     "Management VI" means CRE Management VI Corp., a Delaware corporation that is the sole general partner of Funding VI and a wholly owned subsidiary of CREE Ltd.

     "Management VII" means CRE Management VII Corp., a Delaware corporation that is the sole general partner of Funding VII and a wholly owned subsidiary of CREE Ltd.

     "MVDC" means Mira Vista Development Corporation, a Texas corporation that is one of the Residential Development Corporations, that directly owns the Mira Vista Residential Development Property, approximately 94% of the effective interest in which is owned by the Company through its investments in the non-voting common stock and approximately 98% of the economic interest in which is owned by the Company through its investments in the applicable Residential Development Property Mortgage and non-voting common stock.

     "Non-U.S. Shareholder(s)" means one or more nonresident alien individual, foreign corporation, foreign partnership or other foreign shareholder of the Company.

     "Offering" means the offering of 351,185 Common Shares offered hereby.

     "Office Property(ies)" means 44 Cook, 55 Madison, 160 Spear Street, 301 Congress Avenue, 1615 Poydras, 3333 Lee Parkway, 6225 North 24th Street, 12404 Park Central, AT&T, The Aberdeen, Albuquerque Plaza, The Avallon, Bank One Tower, Barton Oaks Plaza One, Briargate Office and Research Center, Caltex House, the Carter-Crowley Office Portfolio, Central Park Plaza, Chancellor Park, The Citadel, Continental Plaza, The Crescent Office Towers, Frost Bank Plaza, Greenway I, Greenway IA, Greenway II, the Greenway Plaza Office Portfolio, Liberty Plaza I & II, MacArthur Center I & II, MCI Tower, Ptarmigan Place, Regency Plaza One, Spectrum Center, Stanford Corporate Centre, Three Westlake Park, Trammell Crow Center, Two Renaissance Square, Waterside Commons and The Woodlands Office Properties.

     "Operating Partnership" means Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership, in which CREE Ltd. holds a 1% general partner interest, Crescent Equities holds an approximately 87.0% limited partner interest and limited partners (other than Crescent Equities) hold, in the aggregate, an approximately 12.0% limited partner interest.

     "Ownership Limit" means the prohibition on ownership, directly or by virtue of the attribution provisions of the Code, of more than 8.0% of the issued and outstanding Common Share by any single shareholder (or in the case of Richard E. Rainwater and certain related persons as a group, more than 9.5% of the issued and outstanding Common Shares) and on ownership, directly or by virtue of the attribution provisions of the Code, of more than 9.9% of the issued and outstanding shares of any series of preferred shares by any single shareholder.

     "Predecessor Corporation" means Crescent Real Estate Equities, Inc., a Maryland corporation which was the predecessor in interest to Crescent Equities.

     "Property(ies)" means the Office Properties, the Retail Properties, the Hotel Properties, the Magellan Facilities, the economic interests in the Residential Development Properties, and any of them.

     "Prospectus" means the prospectus, as the same may be amended.

     "Prospectus Supplement" means this prospectus supplement, as the same may be amended.

     "Purchase Agreement" means the purchase agreement and related terms agreement between the Company and the Underwriter.

     "REIT" means a real estate investment trust.

     "Related Party Tenant" means a tenant of a property owned by a REIT, 10% or more of which is owned by the REIT or by a 10% or more owner of the REIT.

     "Residential Development Corporation(s)" means CDMC, HADC, MVDC, and any of them.

     "Residential Development Property(ies)" means the Mira Vista Residential Development Property, the Falcon Point Residential Development Property, the Spring Lakes Residential Development Property, The Highlands Residential Development Property, The Reserve at Frisco Residential Development Property, the One Beaver Creek Residential Development Property, the Cresta Residential Development Property, the Market Square Residential Development Property, the Eagle Ranch Residential Development Property, the Villa Montane Residential Development Property, and any of them.

     "Residential Development Property Mortgage(s)" means (i) the mortgage in the principal amount of $14.4 million secured by the Mira Vista Residential Development Property, (ii) the mortgages in the aggregate principal amount of $14.4 million secured by the Falcon Point Residential Development Property and the Spring Lakes Residential Development Property, and (iii) the promissory note in the principal amount of $20.2 million (of which $16.6 million is outstanding as of June 30, 1997), which is secured by both CDMC's limited partner interest in a partnership that owns six Residential Development Properties located in Colorado and the obligation of the voting shareholders to make certain additional capital contributions to CDMC.

     "Retail Properties" means Las Colinas Plaza, The Crescent Atrium and The Woodlands Retail Properties.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Special Tax Counsel" means Locke Purnell Rain Harrell (A Professional Corporation), special tax counsel to the Company.

     "Tax Counsel" means Shaw, Pittman, Potts & Trowbridge, tax counsel to the Company.

     "Treasury Regulations" means the regulations promulgated by the United States Department of Treasury under the Code.

     "UBTI" means unrelated business taxable income under the Code.

     "Underwriter" means Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     "Units" means units of ownership interest in the Operating Partnership, each of which is exchangeable on a one-for-two basis for Common Shares or, at the option of the Company, the cash equivalent thereof, and any of them.

          ============================================================

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
              PROSPECTUS SUPPLEMENT
The Company.................................   S-1
Use of Proceeds.............................   S-5
Management..................................   S-5
Structure of the Company....................   S-6
Federal Income Tax Considerations...........   S-7
Underwriting................................  S-21
Legal Matters...............................  S-21
Glossary....................................  S-22
                    PROSPECTUS
The Company.................................     2
Risk Factors................................     2
Use of Proceeds.............................     6
Ratios of Earnings to Fixed Charges and
  Preferred Shares Dividends................     6
Description of Preferred Shares.............     6
Description of Common Shares................    11
Description of Common Share Warrants........    13
Certain Provisions of the Declaration of
  Trust, Bylaws and Texas Law...............    14
ERISA Considerations........................    18
Plan of Distribution........................    19
Available Information.......................    20
Incorporation of Certain Documents by
  Reference.................................    21
Experts.....................................    21
Legal Matters...............................    21

          ============================================================
          ============================================================
                                 351,185 SHARES

                                [CRESCENT LOGO]

                                 COMMON SHARES
                            ------------------------

                             PROSPECTUS SUPPLEMENT
                            ------------------------

                                 July 23, 1997
          ============================================================